*Standard Industrial Classification (SIC)          CIK:0001858732
*Investment Trust Company – 609              CCC:5yde$sqo
*Real Estate Investment Trust 7698                 ELISE DALAYNA GREENE WHFIT-
*Asset-Backed Securities 6189                      EIN: 38-4709798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-8

-NOTIFICATION OF REGISTRATION FILED PURSUANT TO


SECTION
-8(a) OF THE INVESTMENT COMPANY ACT OF 1940




-The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a)
of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

- -ELISE DALAYNA GREENE (ELISE GREENE) WHFIT

-General Delivery one-zero-seven-three-zero Barker

-Cypress Road, Suite C-1014

-Cypress, Texas Republic [77433]

- -        Phone: 832-277-5828

-    ELISE DALAYNA GREENE

-10730 Barker Cypress Road, Suite C-1014

-Cypress, Texas, Republic near [77433]

-

-Check Appropriate Box:



-Registrant is filing a Registration Statement pursuant to



-Section 8(b) of the Investment Company Act of l940

-concurrently with the filing of



-Form N-8A: YES [X] "NO [ ]



-During the preparation of the form N-8A, notification of registration c/o ELISE DALAYNA GREENE &#61482;(ELISE GREENE) WHFIT. The trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy.
The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of the trust assets.

In the matter of public interest, the attached



   JURAT

Pursuant to the requirements of the Investment
Company Act of 1940 the sponsor/trustee/custodian of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cypress an state of TEXAS on the 23rd day of April 2021.

Signature _______________________________
             (Name of Registrant)
-

BY_______________________________________
   (Name of Sponsor, trustee, or Custodian)


BY ____________________________________
  (Name of Officer of Sponsor, trustee, or Custodian)




Attest________________________
         (Name)

         __________________________
         (Title)


FORM N-8A ATTACHMENT

-Greene, Elise-Dalayna, Authorized Representative
-10730 Barker Cypress Road, Suite C-1014
-Cypress, Texas Republic near [77429]

Date: 04/23/2021 A.D.

To: Agents and Representatives, successors and assigns, of -the UNITED STATES and all subdivisions of same; FEDERAL -RESERVE Officers and Boards of Directors and subdivisions; -All local. State, Federal, and/or international or -multinational governments, corporations, agencies, the -International Monetary Fund, the Queen of England and all -subordinates; the Vatican, and all subordinates, successors -and assigns, and not limited to:



-AFFIDAVIT OF PUBLIC NOTICES

Part 1
-Acceptance of Oath by United States President

-Beneficiary Rights/Rights to Accept for Value

-Declaration inclusive of:

-Notice of Non-Adverse Party

-Notice of WHFIT/NMWHFIT

-U.S. Citizens as Surety

-Birth Certificate

-Special Notices to the Federal Reserve-Instrument for
-and by the US

-Endorsement Language for Instruments

-Acceptance for value Synopsis

-Endorsement Language for Instruments and Checks

-Original Certified Copy of Original Document

-International Bills of Exchange


Part II
-Notice of Understanding, Intent and Claims of Right

-Duty to Speak

-Jurat

-Notice of Understanding, Intent and Claims of Right

-

-Reg Mail # RE 366 778 567 US
-Original Certified Copy of Original Document
-Janet Yellen d/b/a SECRETARY
-DEPARTMENT OF THE TREASURY
-WASHINGTON, DC 20220


-Reg Mail #RE 366 778 553 US
-Original Certified Copy of Original Document
-IRS Technical Support Division
-c/o IRS Technical Support Division

-INTERNAL REVENUE SERVICE
-1500 Pennsylvania Avenue, NW
-Washington, D.C. 20220
-

-Reg Mail# RE 366 778 540 US
-Original Certified Copy of Original Document
-Isabella Guzmen d/b/a TREASU
-1500 Pennsylvania Avenue, NW
-Washington, D.C. 20220
-
-Reg Mail # RA 847 677 536 US
-Original Certified Copy of Original Document
-Gina Haspel, Secretary U.S. Secretary of State
-Harry S. Truman Building 2201 C Street, NW
-Washington, D.C. 20521
-
-Reg Mail # RE 366 778 522 US
-Original Certified Copy of Original Document
-Merrick B. Garland , Acting Attorney General
-U.S. Attorney General U.S. Department of Justice
-950 Pennsylvania Avenue, NW
-Washington, D.C. 20530
-
-Reg Mail# RE 366 778 519 US
-Original Certified Copy of Original Document
-Gina Haspel, Secretary of State
-Harry S.  Truman Building 2201 C Street, NW
-Washington, D.C.  20521
-
-Reg Mail# RE 366 778 505 US
-Original Certified Copy of Original Document
-Charles P Retting, Acting Commissioner
-U.S. Department of the Treasury
-1500 Pennsylvania Avenue, N.W.
-Washington, D.C. 20220
-
-Reg Mail# RE 366 778 496 US
-Original Certified Copy of Original Document
-Derrick Driscoll, Acting Deputy Director
-U.S. Marshall Service
-1215 Dark St.
-Arlington, VA 20220
-
-Reg Mail# RE 366 778 482 US
-Original Certified Copy of Original Document
-Department of the Treasury
-4141 Sam Houston Pkwy E #300
-Houston, TX 77032
-
-Reg Mail# RE 366 778 479
-Original Certified Copy of Original Document
-Greg Abbott, Governor Texas State Governor
-State Insurance Building 1100 San Jacinto
-Austin, Texas 78701
-
-Definitions
-
-The definitions of words, phrases and sentences used in
-the following are those of the common man. Words and their
-meanings are defined as those meanings as accepted in the
-casual course of human interaction in a civilized
-community similarly educated and experienced as to their
-use. Terms of Art and Words of Art, as they are known in
-corporate Legal writings, are foreign to this document
-unless used descriptively herein and may not be
-interjected or construed by any agent or authority without
-signed contractual permission of Declarant/Affiant.
-
-NOMENCLATURE
-
-Notice to all interested parties, recipients, Principals
-and Agents. Within the context of this Notice and Claim,
-and future issues of instruments/claims contemplated and
-described herein, the names, titles and designations
-listed below are synonymous in use and intent and noted
-as reference to the Declarant/ Affiant.
-
-ELISE DALAYNA GREENE, Elise D. GREENE, ELISE GREENE.
-she/her/herself, woman.
-All Titles of designation referring to the sovereign
-Declarant/Affiant contained within the following document
-and Notice, i.e. Executor, Declarant, Affiant, Grantor,
-Beneficiary, and Trustee are synonymous in use or intent.
-All Titles of designation contained herein, used as or in
-reference to corporate government entities. Agents or
-Officers, successors or subdivisions included but not
-limited to United States, United States, Inc., United
-States Government, United States of America, STATE,
-TEXAS,MICHIGAN, UNITED STATES, UNITED STATES OF AMERICA,
-UNITED STATES INC., U.S. Government and U.S. are
-synonymous in use and intent relative to, and within, the
-specific context used/referenced.
-
-AFFIDAVIT of PUBLIC NOTICE
-
-Notice to Agent is Notice to Principle.
-Notice to Principle is Notice to Agent.

-I, ELISE DALAYNA GREENE, Trust Interest older,
-Beneficiary, non-adverse party and sovereign created by -God over 18 years of age, hereinafter "Affiant" and/or
-"Declarant/Affiant" do solemnly swear, declare and state under penalty of perjury the following;

-

-1.Affiant is of the age of majority, of sound mind and competent to testify.

-2.Affiant is domiciled in the nation/state of Texas, a
-member republic of the Union Established by the articles
-of confederation and later expressed by the Declaration
-of Independence and the Constitution for the United
-States of America.
-
-3. All the facts stated herein are true, correct, and -complete in accordance
-with Affiant's best firsthand knowledge and -understanding, admissible as evidence, and if called
-upon as a witness, Affiant will testify to their -veracity.

-4. I have, in Good Faith, determined the facts stated
-herein as being true, correct, complete, and not meant
-to mislead. By signing this Affidavit of Public Notice
-before a Notary Public as an authentic act, do hereby
-claim and declare:
-
-In Good Faith, I hereby and herein declare and proclaim
-the following with clean hands at arm's length:
-
-Equality is Paramount and Mandatory by Law

-Affiant is not a Corporation

-Affiant is not a Fiction or Artificial entity

-Affiant is a real "Flesh and Blood man", and

-Constitutions have jurisdiction over the Governments
-they create; fictional entities (Corporations) are -inferior to the Governments who have jurisdiction over -them, and

-
-The agents of Government are the TRUSTEES for the -Grantor/Beneficiary, and

-The united states of america is a common law
-jurisdiction, and
-
-Equality before the law is paramount and mandatory, and
-
-A statute is defined as a legislated rule of society
-which has been given only the force of law, and
-
-A society is defined as a number of people joined by
-mutual consent to deliberate, determine and act under a
-common goal, and
-
-The only form of government recognized as lawful in the -united States of America is a representative one, and -Representation requires mutual consent, and
-
-In the absence of mutual consent, neither representation
-nor governance can exist, and
-
-People in the united States of America have a right to -revoke or deny consent to be represented and thus
-governed, and if anyone does revoke or deny consent,
-they then may exist free of government control and
-statutory restraints, and a "sovereign”, is one who has -lawfully revoked consent and exists free of statutory -restrictions, obligations, and limitations, and
-
-A citizen numbered by or issued/assigned a Social
-Security Number (SSN) is in fact presumed to be an -"employee" of the federal government and thus bound by
-the statutes created by and within Federal/State
-government jurisdiction(s), and
-
-Upon proper Notice, claim of right, and express intent,
-a sovereign may disavow this employee presumption in
-fact, with prejudice, and without waiver or forfeiture
-of privilege or benefit accrued, and
-
-The lawful filing of IRS form SSA-521/1099-C or others, -respectively, and if properly filed, abandons the
-citizen's Social Security (SS) Number, waives the SS -retirement/disability benefit and forfeits the
-associated indebtedness owed the citizen by the U.S. -Government as may be reported on IRS form(s) SSA-7050 or -others.
-
-Part I.
-
-Acceptance of Oath of President of the United States
-Know all men by these presents that I, Elise Dalayna
-Greene, a sovereign, hereby accept the Article II,
-Section 1, Clause 8, Oath of the President of the United -States in which he stated: "I do solemnly swear (or
-affirm) that I will faithfully execute the Office of the -President of the United States and will to the best of
-my ability, preserve, protect and defend the
-Constitution of the United States." I accept the
-President's Oath as an offer to me made in good faith
-and I respectfully demand that he work for my benefit.
-I accept the President' s position as executive Trustee
-and publicly declare him to be my executive Trustee in -regard to each trust mentioned herein. I accept my
-position as Beneficiary of these several trust.
-
-I recognize that the Constitution creates a trust
-between the United States and the People, as in "to -acknowledge or take notice of in some definite way", I -recognize the President of the United States as -executive Trustee of the trust created by the -Constitution. I hereby publicly acknowledge and accept
-my position as a Beneficiary of the trust created by the -Constitution. I hereby claim all equitable title and -interest available to me as a Beneficiary of this trust.
-As a Beneficiary of this trust, I recognize that the -United States citizen that I represent is a priority -stockholder in the corporate United States and through -that citizen I have first and foremost position in equity
-in the United States, and a right to various
-distributions from that trust.

-I recognize that in 1933 President Franklin D. Roosevelt -created another trust between the United States and the -People. I recognize the President of the United States
-as executive Trustee of the trust created by President -Roosevelt in 1933. I hereby publicly acknowledge and -accept my position as a Beneficiary of the trust created -by President Roosevelt in 1933. As a Beneficiary of this -trust, I recognize the United States citizen I represent -is a priority stockholder in the corporate United
-States, and therefore, I have first and foremost
-position in equity and a right to various distributions -from that trust. Affiant recognizes the proprietary -antecedent claim(s) derived from or on the basis of these -preexisting contracts.
-
-Beneficiary Rights/ Right to Accept for Value
-As a Beneficiary of the several trusts created by the -Constitution and by President Roosevelt, I, hereby claim -my right to accept for value any instrument(s) issued
-for value. See: Title 31 Subtitle IV Chapter 51
-Subchapter II Sec. 5118 Gold clauses and consent to sue. -Also, that Legal Tender, under the Uniform Commercial
-Code (U.C.C.), Section 1-201 (24) (Official Comment)
-"The referenced Official Comment notes that the
-definition of money is not limited to legal tender, under -the U.C.C.. The test adopted is that of sanction of -government, whether by authorization before issue or -adoption afterward, which recognizes the circulating -medium as a part of the official currency of that -government. The narrow view that money is limited to
-legal tender is rejected."
-
-Declarations
-
-Declaration 1. Declarant/Affiant has no record or -evidence that Declarant/Affiant may not issue Debt -Instruments privately with Original Issue Discount (OID) -26 CFR 1.1275-1(g) and 1.1275-3; and may not avail
-herself of the following: -The Documenting of The -Evidence of Withholding of Federal Income Tax Federal -Reserve Act of 1913 §16, 26 USC 3123 -The Reporting of -a Change in Filing Method 26 CFR 1.671-5,1.1271-1.1275 --'The Recognizing of The Arrangement of The Non Mortgage -Widely Held Fixed Investment Trust (NMWHFIT) Internal -Revenue Bulletin 2208-40, Notice 2008-77 -The Presenting -of Evidence of a Non-adverse party 26 USC 672 -The -Declaring of Trust Interest Holder (TIH) Status and The -Acting as a middleman/nominee General Instruction For -Forms 1099, 1098, 5498, and W-2G -The Accruing of
-Interest and the Dividends in Certain Hypothecation -Scenarios Federal Reserve, 1961, Modern Money Mechanics;

-Instructions for Form 1099-DJv, 1099-INT/OID -The
-Reporting Under Safe Harbor Rules (26 CFR 1.671-5) -The
-Producing of a Natural Fungible Agricultural Commodity
-Within a NMWHFIT 7 CFR la & 6; Chapter 9, Subchapter II,
-Part A, 191; USDA Packers & Stockyards -The Certifying
-of Warehouse 7 USC Chapter 10, USDA P&SP -The Exhaustion
-of Administrative Remedies 26 CFR 301.7430- 1 -
-The Bonding of the Public Servant for the Forwarding of
-all bonds to the United States Treasury and to stay in
-honor as successor. 18 US Code 2071, 2073, 2075, and
-2076, and Declarant/Affiant believes no such evidence
-exists.
-
-Declaration 2.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not issue a Bill of
-Exchange as described in January 1, 2010, Internal
-Revenue Service Manual 3.8.45.4.10.1, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 3. Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not and should not
-employ the following: The Reporting of Violations
-Through The Identification of Terrorist Acts and Piracy
-In Commerce The Patriot Act 2001 Subtitle A invoking 31
-USC 5318, Evidencing the Special Maritime Jurisdiction
-Title 9 § 1, Title 1 § 3, Providing Remedy For Plunder
-of Distressed Vessel 18 USC 1658 -The Qualifying under
-Special Title as Federal Agency 5 USC 105, 5 USC 551 §
-l  -The Contracting as an Officer  -The Acceptability
-of Individual Surety, FAR 28.203, 28.201 -The Accepting
-of the Default Offer by The Public Servant's Bonded
-Confession through Tacit Agreement FAR. 52.228-13(a) -
-The Stipulating of Forfeiture Proceedings and Audits By
-Inspector General FAR Part 42, 7 USC 56, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 4. Declarant/ Affiant has no record or
-evidence that he cannot conduct his commercial
-activities, private and public, under the Uniform
-Commercial Code (U.C.C.), and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 5. Declarant/Affiant has no record or
-evidence that Elise-Dalayna Greene, ELISE DALAYNA
-GREENE, Elise D. Greene or ELISE GREENE is not a 26 CFR
-Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E,
-Section 672 (b) non-adverse party, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 6. Declarant/Affiant has no record or
-evidence that on Nativity date May 17, 1971 Declarant/
-Affiant's mother, unknowingly acting as agent/informant
-for ELISE DALAYNA GREENE, did not grant the State,
-corporation known as STATE of TEXAS, INC., a name and
-birth for documentations, and form a corpus resulting
-in a certain WHFIT (Widely Held Fixed Investment Trust)
-as defined in section 26CFR 7701 (a)(30) (e) and did
-not become a corpus in fact from the granting by
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 7.  Declarant/Affiant has no record or
-evidence that ELISE DALAYNA GREENE (ELISE GREENE) WHFIT
-EIN 83-6904266 did not become a United States person
-under 26 CFR 7701 (a) (30) (e) and did not become a
-corpus in fact from the granting by Declarant/Affiant
-believes no such evidence exist.
-
-Declaration 8. Declarant/Affiant has no record or
-evidence of ever voluntarily submitting to any condition
-of involuntary servitude and/or slavery, and because
-involuntary servitude has been abolished, and being one
-of those several rights public servants are sworn and
-obligated to protect, the undersigned, pursuant to his
-right(s), is not compelled to be a part of a
-corporation, church or political State and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 9. Declarant/Affiant has no record or
-evidence that a Trust Interest Holder (TIH) is not a
-Grantor^ co-Trustee or co-Beneficiary holding at least
-one Interest, including but not limited to that of
-middleman, in the Trust(s) as it applies per IRS General
-Instructions for IRS forms 1098/1099/5498 and W2G, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 10.  Declarant/Affiant has no record or
-evidence that any outside approval is needed for the
-Grantor to appoint, by will or Notice, the income of the
-Trust(s) as per 26 CFR Subtitle A, Chap 1 Subchapter J,
-Part 1 Subpart E, Section 674 (b) (3), and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 11. Declarant/Affiant has no record or
-evidence that Declarant/Affiant does not have an
-equitable Interest in the cestui que trust established
-by the application for, and the resulting issuance of,
-a Social Security number, and in addition an Interest in
-the foreign situs trust as evidenced by the birth
-certificate being on file as a registered United States
-security in the possession of the Depository Trust
-Company in New York City, and Declarant/Affiant believes
-no such evidence exists.
-
-Declaration 12. Declarant/Affiant has no record or
-evidence that Declarant/Affiant cannot express the
-trusts mentioned, and, as Grantor, modify/change the
-terms of said trusts to include a provision that payment
-may be directed from the above-described WHFIT, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 13. Declarant/Affiant has no record or
-evidence that Declarant/Affiant as Grantor/Beneficiary,
-cannot direct the Court(s) and/or Internal Revenue
-Service agent(s) to settle, or assist in settling, any
-account(s) and provide details/instructions as to the
-proper preparation and submittal of the documentation
-and paperwork required for settlement/closure and/or
-recoupment of "funds" to Declarant/ Affiant's benefit,
-and Declarant/Affiant believes no such evidence exists.
-
-Declaration 14.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant's prior approval is not
-required to access the referenced WHFIT account/funds,
-and that government/commercial agents acting without
-approval are liable and can personally incur charges for
-Title 18 violations, and Declarant/Affiant believes no
-such evidence exists.
-
-Declaration 15. Declarant/Affiant
-has no record or evidence that Declarant/Affiant is not
-a sovereign Settlor expressing the cestui que trust, and
-may not modify the indemnitor/rules name Charles P.
-Rettig d/b/a The Commissioner of Internal Revenue and/or
-successors and assigns as co-Trustee(s) to settle the
-Declarant/Affiant' s/Beneficiary' s debts, dollar for
-dollar, within then days of receiving notice of the debt;
-additionally to monitor the three credit rating
-companies so as to cause the correction and removal of
-negative items from reporting records and settle all
-civil and criminal court case debts in the name of same
-with private funds or credit(s) drawn from the
-referenced WHFIT, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration.16. Declarant/Affiant has no record or
-evidence that Declarant/Affiant, and/or his offspring
-and/or siblings, are not to be protected from any harm,
-loss of property and/or loss of liberty, by action or
-deep, by "individuals" acting as agents or
-Representatives of" corporation(s)", as well as the
-municipalities, agencies, and offices commonly known as
-"government," and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 17.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not name Merrick Garland
-d/b/a United States Attorney General, and/or
-successors and assigns, as co-Trustees to enter the
-herein named Beneficiary/corporate person into the
-National Criminal Information Search database and the
-local state CIS database to be identified/reported as to
-"do not detain." And that Declarant/Affiant, offspring
-and/or siblings are not free to travel in their private,
-not-for-hire, non-commercia road.
-
-Declaration 18. Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not name Gary
-Gensler d/b/a Chairman of the Securities and Exchange
-Commission, and/or successors and assigns, as co-
-Trustees to retrieve all bonds issued on/for the
-Declarant/ Affiant, or under the Declarant/Affiant's
-name and or "employer identification number", and make
-the funds retrieved available for disbursement at
-Declarant' s/Affiant' s discretion , and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 19. Declarant/Affiant has no record or

-evidence that Declarant/Affiant may not name Gina Haspel
-d/b/a United States Secretary of State, and/or
-successors and assigns, as co-Trustee to provide to -Declarant/Affiant, and/or his offspring and/or siblings' -diplomatic immunity and an American National Passport
-for identification, travel and locomotion purpose and -Declarant/Affiant believes no such evidence exists.
-Passport for Identification, travel and locomotion
-purposes, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 20. Declarant/Affiant has no record or
-evidence that banks and other vendors that have used -Declarant's/Affiant's private property, i.e.
-signature/autograph for unjust enrichment, will not
-return every "payment" and/or "dividend(s)" plus
-interest accrued, for the past 26 years upon demand via
-Original Issue Discount or by other proper filing of IRS
-form(s) as instructed by the IRS in Title 26, and
-Declarant/ Affiant believes no such evidence exists.
-
-Declaration 21. Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not direct a
-disbursement/ payment, by simple signature of acceptance -(Acceptance for Value), Banker's Acceptance or Bill of
-Exchange for balance owed on any incurred, existing or
-newly established obligation , presentment or debt, in
-accordance with Title 26, Section 674 (b) (5) (b) and
-Internal Revenue Service Manual 3.8.45.4.10.1, dated
-January 1, 2010, to settle any and all controversy or
-claim from or before the agency in accordance with
-Declaration 5 above, and Declarant/Affiant believes no
-such evidence exists.
-
-Declaration 22. Declarant/Affiant has no record or
-evidence that Declarant/Affiant may not, in any fashion
-or manner, use the income and credit available in the
-designated Trust (s) to discharge or offset debt for
-acquisitions of consumer goods, real property or other
-purchases by the proper filing of IRS form(s) 1099 series
-or others, or authentic instruments as required or
-permitted, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 23. Declarant/Affiant has no record or
-evidence that the following cites regarding Federal
-Reserve notes are not true, and Declarant/Affiant
-believes no such evidence exists.
-
-That the "giving a (federal reserve) note does not
-constitute payment." See Eckhart v. Commr. 1.R.S., 42F2d
-158 (1930). "Checks, drafts, money orders, and bank
-notes are not lawful money of the United States, State
-v. Neilon, 43 Ore. 168 (1903).
-
-That the use of a (federal reserve) 'Note' is only a
-promise to pay. See Fidelity Saving's v. Grimes, 156
-Kan. 55(1942).
-
-That the use of a (federal reserve) 'Note' is only a
-promise to pay. See Fidelity Savings v. Grimes, supra.
-That Legal Tender (federal reserve) Notes are
-not good and lawful money of the United States. See Rains
-v State, 143 Tenn. I 68 (1920).
-
-That (federal reserve) Notes do not operate as payment
-in the absence of an agreement that they shall constitute
-payment. See Blackshear Mfg. Co. v Harrell,191 Ga. 433
-(1940).
-
-Also, Federal Reserve Notes are valueless. See IRS Codes
-Section 1.1001-1 (4657) C.C.H.
-
-Declaration 24.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant does not have an
-Unrestricted Claim of Right per Title 26 Section 1341 of
-the 1939 code, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 25. Declarant/Affiant has no record or
-evidence that denying or impeding any acquisition
-mechanism properly executed by the Declarant/Affiant or
-any right to draw upon his claim and Interest in the
-Gold reserves at value, held by the Treasury of the
-United States, and his deficiency payment caused by the
-WAR AND EMERGENCY ACT (Executive Order(s) 2039 and
-2040), under public policy (private law) of the "New
-Deal" Cheap Food Policy (and others), is not a direct
-violation of the Constitution for the united States of
-America, seventeen-hundred and eighty-seven A.D., and -Declarant/Affiant believes no such evidence exists.
-
-Declaration 26. Declarant/Affiant has no record or
-evidence that a Title 26 defined form of acquisition,
-secured by accounts receivable on Deposit with the
-Treasury for nonpayment by the United States Treasury,
-and for the purpose of discharging payment in like kind, -debt-for-debt, is not the only means by which
-Declarant/Affiant has of discharging the debt placed on
-him by the UNITED STATES (and "its’ “subsidiaries), and -Declarant/Affiant believes no such evidence exists.
-
-Declaration 27.  Declarant/Affiant has no evidence or
-record that this Notice and the filing of Internal
-Revenue Service form(s) including but not limited to
-1099-A, 1099-B, 1099-01D, 1099-DIV, and/or I 099-1NT
-does not constitute a discharge under the UNITED STATES,
-INC. bankruptcy and insolvency, said discharge being the only -means Declarant/Affiant has of discharging the public
-debt placed on Declarant/Affiant by the UNITED STATES,
-INC. through Executive Order(s) 2039 and 2040 of March
-6, 1933 and March 9, 1933, and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 28.  Declarant/Affiant has no record or
-evidence that the ELISE DALAYNA GREENE (ELISE GREENE)
-WHIFT is precluded in Sections 1.1271 through Sections
-1.1275 of Title 26, and Declarant/Affiant believes no
-such evidence exists.
-
-Declaration 29.  Declarant/Affiant has no record or
-evidence that the instructions on how to report a private
-issue debt instrument with OID do not exist in Regulation
-1.1271 through 1.1275 of Title 26, and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 30.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant is not designated as the -beneficial owner of the trust bearing her birth name in
-all capital letters; as defined in Subpart E, part I,
-subchapter. J, chapter 1 of the Code, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 31.  Declarant/Affiant has no record or
-evidence that the ELISE DALAYNA GREENE (ELISE GREENE)
-WHFIT is not an investment trust as defined in subsection
-301.7701 4(c), and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 32. Declarant/Affiant has no record or
-evidence that the ELISE DALAYNA GREENE (ELISE GREENE)
-WHFIT is not an investment trust, or that ELISE DALAYNA
-GREENE, the woman is not a beneficial Owner and a Trust
-Interest Holder, in the ELISE DALAYNA GREENE (ELISE
-GREENE) WHFIT as defined in paragraph (b) (20) of part
-3, Title 26 subsection 1.671-5, and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 33.  Declarant/Affiant has no record or
-evidence that Declarations 5, 6 and 7 of this Notice do
-not comprise a complete definition of what a Widely Held
-Fixed Investment Trust is considered and accepted to be
-by the Internal Revenue Service Regulation 1.671-5(b)
-(22), and Declarant/Affiant believes no such evidence
-exists.
-
-Declaration 34.  Declarant/Affiant has no record or
-evidence that Regulation Part 1.671-5 does not make
-provisions for non-pro rata reporting in (D), sales of
-trust interest on a secondary market in (G), Reporting
-Redemptions in (F), and Reporting OID under safe harbor
-in (vii) of Title 26, and Declarant/Affiant believes no
-such evidence exists.
-
-Declaration 35. Declarant/Affiant has no record or
-evidence that a United States person/Person who is a
-Widely Held Fixed Investment Trust is not required to do
-all reporting on IRS form(s) 1099 or others as required
-per the regulations per IRS Publication Catalog No.
-27978B and No.6417lA, and No. 27980N, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 36. Declarant/Affiant has no record or
-evidence that both Elise-Dalayna: Greene and her corporate/
-trust identity, ELISE DALAYNA GREENE (ELISE GREENE)
-WHFIT are not both entities considered, Grantors,
-Trustees, beneficial owner(s), co-Trustees-
-Beneficiaries, middlemen and/or nominees in the various
-trust relationships, at different times, sustained in
-commerce, with the United States, on a daily basis, and -Declarant/Affiant believes no such evidence exists.
-
-Declaration 37.  Declarant/Affiant has no record or
-evidence that IRS form(s) 1099 or others as required do
-not bring all aspects of commercial transactions to
-light, which is ordered for by The Patriot Act, Subtitle
-A, and Declarant/Affiant believes no such evidence
-exists.
-
-Declaration 38. Declarant/Affiant has no record or
-evidence that IRS form(s) 1099-1NT or others as required
-may not be used interchangeably with IRS form(s) I 099-
-01D or others as required in certain cases as per
-Internal Revenue Service catalog No. 27980N,
-Instructions for Forms 1099-1NT and 1099-01D, and -Declarant/Affiant believes no such evidence exists.
-
-Declaration 39.  Declarant/Affiant has no record or
-evidence that an Original Issue Discount (OID) and
-private debt instruments are not valid under Regulations
-1.1271-1, 1.1271-2, 1.1272-2, 1.1271-3, through 1.1275,
-and Declarant/Affiant believes no such evidence exists.
-
-Declaration 40.  Declarant/Affiant has no record or
-evidence that a private debt instrument does not also
-include a private money order or Bill of Exchange, and -Declarant/Affiant believes no such evidence exists.
-
-Declaration 41.  Declarant/Affiant has no record or
-evidence that a Dividend from the monetization of a
-signature or an instrument is not reportable as per
-Internal Revenue Service Catalog No. 27978B Instructions
-for Form 1099-DIV, and Declarant/Affiant believes no
-such evidence exists.
-
-Declaration 42.  Declarant/Affiant has no record or
-evidence that § 662 of US Code Title 26 does not require
-the reporting of distributed corpus or income
-accumulating in a Widely Held Fixed Investment Trust,
-and Declarant/Affiant believes no such evidence exists.
-
-Declaration 43.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant is not part of a
-"national banking association," i.e., an association of
-nationwide private, unincorporated People engaged in the
-business of banking to issue notes against obligations
-of the United States due them; whose property and labor
-has been hypothecated as surety for the public debt, the
-U.S. Government's debt and currency, by legal
-definitions, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 44.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant is not able to tender
-private debt instruments for settlement of an
-"Obligation of THE UNITED STATES," under Title 18 USC
-Section 8, representing as the definition provides a
-"certificate of indebtedness . . drawn upon an
-authorized officer of the United States," for example,
-the Secretary of the Treasury, " and "issued under an
-Act of Congress" (in this instance: public law 73-10,
-HJR-192 of 1933 and Title 31 USC 3 I 23, and 31 USC 5103)
-and by treaty (for example, the UNITED NATIONS
-CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND
-INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the
-Universal Postal Union headquartered in Bern,
-Switzerland, and Declarant/Affiant believes no such
-evidence exists.
-
-Declaration 45.  Declarant/Affiant has no record or
-evidence that the International Bill of Exchange or
-International Promissory Note, under UNCITRAL, are not
-legal tender as national bank notes, or notes of a
-National Banking Association, by legal and/or statutory
-definition (UCC 4-105, 12 CFR Sec. 229.2 (e), 210.29(d)
-and 12 USC 1813), issued under Authority of the United
-States Code 31 USC 392 and 5103, which officially define
-this as a statutory legal tender obligation of THE UNITED
-STATES, and is issued in accordance with 31 USC 3123 and
-HJR-192 (1933), which establish and provide for its
-issuance as "Public Policy" in remedy for discharge of
-equity interest recovery on that portion of the public
-debt to its Principals and Sureties, bearing the
-obligation of THE UNITED STATES, and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 46. Declarant/Affiant bas no record or
-evidence that the referenced WHFIT is not an "Executive
-Agency" per 5 U.S.C. subsection 105, and
-Declarant/Affiant believes no such evidence exists.
-
-Declaration 47.  Declarant/Affiant has no record or
-evidence that the referenced WHFIT is not an "agency",
-per 5 U.S.C. subsection 551, and Declarant/Affiant
-believes no such evidence exists.
-
-Declaration 48.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant is not a CFR 48, Section
-53.201-1, Subpart 1.6, Warranted Contracting Officer,
-and Declarant/Affiant believes no such evidence exists.
-
-Declaration 49.  Declarant/Affiant has no record or
-evidence that Declarant/Affiant should not immediately
-be issued a permanent and valid debit card, without
-further request or action, or be provided access to
-authoritative instructions or assistance to properly
-submit or file the required form(s) or
-instrument(s)necessary to clear and process the issuance
-of the debit card, or provide The Financial Management
-Services (FMS) US Debit Card or its equivalent , as
-currently available, issued for the account of Elise
-Dalayna Greene as Grantor/Beneficiary of the ELISE
-DALAYNA GREENE WHFIT with a minimum daily available
-balance of (Unlimited) Unlimited U.S. Dollars, and -Declarant/Affiant believes no such evidence exists. Said
-debit card, with any applicable P.I.N. number shall be
-issued without delay in processing/delivery to ELISE
-DALAYNA GREENE at 10730 Barker Cypress Road, Suite C-1014,
-Cypress Texas, Republic near [77433] Time is of the essences no -later ten days from receipt of this notice.
-
-MATTERS OF INTEREST
-
-Involuntary Use.  I am forced involuntarily to use U.S.
-funds such as Federal Reserve Bank/System notes,
-commercial liability instruments and electronic
-liability transactions as part of a scheme to compel the -principals to impart artificial commodity value to the
-liability evidenced thereon, on the authority of Macleod -v.Hoover,; No. 26395, S. Ct. (La.), 105 So.305 (1925).
-That court citing U.S. Bank v. Bank of Georgia, 23
-U.S. 333 (1825) and Public Law 97-248(1982).
-
-Legal Tender No Longer Required. In light of the holding
-of Guaranty Trust Co. v. Henwood, 307 U.S. 247(1939),
-take notice of...... "As of October 27, 1977, legal
-tender for discharge of debt is no longer required. That
-is because legal tender is not in circulation at par
-with promises to pay credit "Baltimore and Ohio R.R. v.
-State 36 Md. 519 (1872). There can be no requirement of
-repayment in legal tender either, since legal tender was
-not loaned, nor in circulation and repayment, or
-payment, and need only be made in equivalent kind; a
-negotiable instrument."
-
-UCC 3-603 Clarification. "If tender of payment of an
-obligation to pay an instrument is made to a person
-entitled to enforce the instrument and the tender is
-refused, there is discharge, to the extent of the amount
-of the tender..." and:
-OREGON UCC ORS 81.010. "Effect of unaccepted offer in
-writing to pay or deliver. An offer in writing to pay a
-particular sum of money or to deliver a written
-instrument or specific personal property is, if not
-accepted, equivalent to the actual production and tender
-of the money, instrument or property." (This statute
-operates in other states via the rule of Para Materia.)
-
-TEXAS UCC ORC 1301. Commercial paper
-
-WHEREFORE: Affiant can only discharge such
-debt/liability due to the fact that the STATE OF TEXAS
-removed the constitutional money that was to circulate
-within the State of Texas whereby the undersigned could
-"pay debts by law" and the undersigned herein has been
-stopped in law from paying debts "at law". Since the
-STATE OF TEXAS is a federal unit," it would be a violation
-of commercial ‘due process' or fraud" to bar the
-undersigned from  accessing the remedy provided by
-Congress to discharge debts (liabilities) 'dollar for
-dollar'. Dyett v. Turner, Warden, Utah State, 20 Utah2d
-403 (1968).
-
-U.S. Citizen as Surety
-
-I recognize that the U.S. citizen presented is a legal
-fiction. I also recognize that it is a surety for the
-United States. As one of the People, a Beneficiary of
-the several trust(s) created by the Constitution, so
-declared in the Declaration of Independence, another
-constitution, and by President Franklin D. Roosevelt in
-1933, the U.S. citizen is a surety and I recognize that
-I can use my prepaid trust account to "discharge"
-instruments received when issued and transferred to me
-for value.
-
-Birth Certificate
-
-I recognize the following statements as true on the
-public side about my birth certificate:
1. - The birth certificate is a result of the President's
   - Oath;
2. - As a result of the President's Oath, my birth
-certificate  is evidence of the obligation the United
-States owes to me;
3. - The birth certificate represents value and is
-evidence of a pledge by a U.S. citizen to be a surety for
-the - United States;
4. - The birth certificate is security for the pledge of
   - allegiance to the United States and its statutes,
-made by the U.S. citizen;
5. - The birth certificate is a security interest in the
- labor of the U.S. citizen the certificate represents,
-based on the U.S. citizen's pledge to the United
-States;
6. - The United States has an antecedent claim against
-the U.S. citizen's labor through the pre-existing
-contract (pledge).
7. - Provides use of exemptions, as in an Accepted for
- Value - process, for deposits/offsets of
-statements, offers, presentments, bills, tax bills or
-an IRS voucher through the private side.
-
-I recognize the following statements as true on the
-private side in relation to my birth certificate:
-1. The birth certificate is a receipt;
-2. The birth certificate is evidence of a promise
-made by the President to the People;
-3. The birth certificate is security for the promise
-of distributions from the trust to me as Beneficiary;
-4. The birth certificate is a security interest in
-distribution from the trusts established by the
-Declaration of Independence, the Constitution and by
-President Franklin D. Roosevelt in 1933;
-5. The birth certificate is a remedy that represents
-an antecedent claim I have against the United States;
-6. The birth certificate is evidence of a pre-
-existing contract;
-7. The birth certificate represents the prepaid
-account I have available for offsets.
-
-Special Notice to the Federal Reserve-Instruments
-
-Issued for and by the US
-I recognize that when the United States
-issues/presents an instrument or claim "for value"
-the actual objective is to "get value" or "to get
-consideration" to settle or correct an account,
-controversy or claim.
-
-Acceptance for Value Synopsis
-
-I recognize that when I accept for 'value' any
-instrument presented to me, I accept whatever
-consideration the United States has offered me as
-evidence of an obligation it has to me as a
-Beneficiary, and I accept whatever consideration is
-offered on the instrument transferred to me through
-the U.S. citizen that I represent.
-When I accept for value an instrument presented to
-me by the United States or subsidiaries, in any
-capacity, I may use a distribution from the trust(s)
-account(s) to discharge or offset, as appropriate,
-the instrument via my prepaid account(s).
-I recognize acceptance of the instrument for value
-results in a distribution from one
-or more of the several trusts described herein.
-By accepting such an instrument for value and
-returning it for value, 1 can close the account on
-behalf of the U.S. citizen I represent. In this way,
-I fulfill the U.S. citizen's legal duty and
-obligation to discharge the bill and my moral duty
-to close the account, if appropriate. When I accept
-an instrument for value and return it for settlement
-and closure of the account with the Secretary of the
-Treasury or the IRS, this provides the "payment'' to
-balance the books and close or settle the account or
-controversy.
-
-And I recognize that I may process International Bills of Exchange and Money Orders:

-Department of Treasury
-Office of Executive Secretary
-1500 Pennsylvania Avenue, NW
-room...3413 Washington, D.C. 20220
-
-To discharge/offset the debt account(s) of Elise Dalayna Greene through the U.S. Treasury
-
-I also recognize that I may issue Bills of Exchange
-in accordance with Internal Revenue Service Manual
-Section 3.8.45.4.10. 1 (01-01-2010), such
-instruments issued are in a self-constructed manner
-format until such time as the
-IRS designates a specific uniform format.
-Endorsement Language for Checks Made Payable to the
-U.S. Citizen that I Represent I, recognize when I
-endorse a check made payable to the U.S. citizen that -I represent, the way it is endorsed
-determines if the negotiation of the check will be -a taxable event to the endorser, or not. I recognize
-by endorsing a check with a qualified endorsement
-indicating that the check is exchanged for credit on -account or is exchanged for Federal Reserve Notes
-with no redeemable value, according to Title 12 USC
-Chapter 3 Subchapter XII subsection 411, I can
-control whether or not negotiation of the check will -be a taxable event to the endorser. Such an -endorsement might be:

-Deposited as credit on account or exchanged for Federal Reserve
Notes with no redeemable value.
-Or
-Deposited as credit on account or exchanged for
-Federal Reserve Notes pursuant to 12 USC 411 as
-amended.
-
-I understand that this important amendment is the
-one that removed the "redeem-ability" from the
-statute.
-I recognize that if I am working for an employer and
-the U.S. citizen that I represent is being paid as
-an employee, and if I properly endorse every check
-made payable to the U.S. citizen that I represent so
-negotiation of the check is NOT a taxable event as
-described he re in, then all interested parties agree
-that the U.S. citizen that I represent would and
-should file a W-4 with "Exempt" status.
-
-INTERNATIONAL BILLS OF EXCHANGE
-
-Declarant/Affiant has no record or evidence that
-Declarant/ Affiant cannot directly issue
-International Bills of Exchange as long as they are
-properly drafted within the published guidelines of
-the UNCITRAL Convention on International Bills of
-Exchange and International Promissory Notes, (1988),
-and Declarant/Affiant believes no such evidence
-exists.
-
-Conclusion
-
-As indicated, the thirty (30) day notice to rebut is in
-effect. All recipients of this Affidavit of Public
-Notice are bonded by statutes, executive orders and,
-acts and codes that invoke the civil remedy in the
-several states, the United States, The United
-Kingdom, United Nations and Rome to perform their
-duties of office or position or face charges that
-will result in one or more of the following: UCC 9
-Agricultural Lien, Maritime Lien, Federal Tort
-Claim, Arrest of Bond, Title 18 Violation
-Investigation, Tax Fraud Investigation, and/or
-Patriot Act, Subtitle A, Money Laundering
-Investigation.
-No commercial harm can come to a Trustee/recipient
-receiving this Notice and Claim who acts in honor.
-By accepting the terms of this agreement, you risk
-no harm to yourself, your corporation, your office
-or your agency. The Affiant holds no malice and
-wishes you no harm or injustice. By performing as to
-the statutes and tenets listed herein, you avoid
-malfeasance and bring honor to all parties, your
-position, yourself, this contract, and to all
-claims/accounts that you treat in accordance with
-the statements herein.
-
-Void Where Prohibited by Law
-
-I, Greene: Elise- Dalayna, Beneficiary, the living
-woman on the private side, represent ELISE DALAYNA
-GREENE WHFIT the U.S. citizen on the public side.
-
-Greene, Elise-Dalayna, Authorized Representative
-c/o ELISE DALAYNA GREENE WHFIT Ens Legis

  Signature______________________
-
-Part II
-

-Notice of Understanding, Intent and Claim of Right
-
-I hereby present recipients with Notice of -Understanding, Intent and Claim of Right to avoid
-potential confusion or conflict, to maintain my
-honor and, ensure clarity between all government
-agents/agencies and myself.
-Peacefully, I desire to avoid conflict and to live
-lawfully with maximum freedom. I continue to study
-the history of the united States of America and its -legal system. Common understandings and observations
-lead to certain conclusions. After reading various
-Acts and Statutes, exploring the usage of language
-therein, I now know that "lawful" and "legal" are -two different words with distinct definitions.
-It also appears that Acts and Statutes in the United
-States, Inc. are only contracts based in/on
-commerce. Therefore, I now Notice the various
-government officials, authorities and agents named
-herein and seek confirmation, correction or denial
-by recipients. Response is required, as described
-herein, within thirty (30) days of receipt of this -Notice in writing, in care of the Notary Public, -noted below, by registered mail. Provide proof of -your claim under oath or attestation, under your full
-commercial liability and under penalty
-of perjury pursuant to 28 U.S.C. Section 1746. A
-failure to respond will be assumed to be full
-agreement with my understanding of matters contained
-within this Notice.
-Any response shall be on a point-by-point basis and -shall contain proof of a mistake or error in my
-understanding or else my understanding shall stand
-as true, correct and permanent unless revoked or -modified.
-Failure to dispute the claims herein as required
-above will result in default, default creates
-acceptance and acceptance creates permanent, in-
-evocable estoppel. Now specifically, in the United
-States, I understand that both a common law and a -statutory law tradition exist.

-I also understand that a statute is a legislated rule
-of a society, which has the force of law upon members
-of that society, that society is defined as a
-fictional legal entity, such as a corporation,
-person or citizen of United States, Inc.
-I also understand that the United States
-Government/subsidiaries are NOT a nation entity
-occupying a certain geographical location but merely
-a corporation with de facto authority by action and
-practice. This corporation can only make
-corporate/contract law, which has the force of law
-only upon its consenting members.
-From my research, the "law of the land" is the
-peaceful common law, which is not influenced by Acts and Statutes. -Under common law, the rights, freedoms and duties of
-private individuals have Jong been established, and,
-unlike statute law, common law has had a progression
-toward more freedom and personal responsibility
-rather than less. Among the rights and freedoms
-understood by common law are such things as the
-rights to life, liberty, the pursuit of happiness,
-property and use thereof, privacy, peace, to travel
-freely, contract and commit commerce and trade in
-public and private without harassment, intimidation
-or restriction of/by "license".
-The obligations and duties of those living under
-common law are essentially to ensure that one does
-not infringe or allow others to infringe upon those
-inalienable and unalienable rights and freedoms. I
-have also learned that the rights of a free spiritual
-being cannot be lawfully limited without consent, as
-that would imply involuntary servitude.
-Rights are not bestowed upon one by another, unless
-the first gives consent or the first is the lawful
-property of the second. The very nature of the
-concept of consent is that it can only exist among
-equals with full disclosure and without coercion or
-duress. I do not recall ever being sold or purchased
-as a slave nor do I recall giving my free consent to
-be governed or represented by any governmental
-agent, agency or authority, although at times I have
-been deceived and intimidated into submission.
-These various rights and freedoms are self-evident
-and unalienable to just " be". For lawful
-representation to exist there must be mutual
-consent, which may be revoked/rescinded for any
-reason, depending on the nature of a specific
-contract between the two parties.
-
-I hereby notify recipients and any other interested
-parties that I revoke and rescind my consent to be
-governed by corporate entities in their legal or
-artificial capacity with which I have no
-conscionable contract. I declare that I am not a
-corporation, an insurer, or the legal representative
-of a decedent nor an infant or an incompetent.
- -I, ELISE DALAYNA GREENE, a sovereign, only under the
-Authority of Mashiach Yahawashi a Free-Born Woman
-of the Soil, acting peacefully and civilized within
-community standards, I strive and aspire to exist
-free from violent aggression or injury, reject
-wrongful acts and prosecutions endured or imposed,
-and I seek quiet enjoyment of all my right(s),
-Interest(s) and property, both tangible and
-intangible, and declare, for and on the record:
-Any activity for which one must apply and receive a
-license or permit must itself be a fundamentally
-statutory or State-sanctioned activity contrary to
-a sovereign's right(s) and Interests, and
-As I am a sovereign and not a child; I operate with
-full responsibility. I do not see need, nor can [ be
-required, to ask permission to engage in lawful and
-peaceful activities, especially from those entities
-who claim limited liability, and A by-law is defined
-as a rule of a corporation, and Corporations are
-legal fictions requiring valid contracts in order to
-claim authority or control over their employees and
-other parties alleged, and
-
-Legal fictions lack a soul and cannot exert control
-over those who are thus blessed and operate with
-respect to that knowledge, as only a fool would allow
-soulless fictions to dictate one's actions, and I
-have a right to my property without having to pay
-for the use or enjoyment of it, and
-A summons is merely an "invitation to attend", and
-those issued by the United States or any of its
-agencies/subsidiaries create no obligation or
-dishonor if and when disregarded, or met by "special
-appearance", and
-Peace officers have a duty to distinguish between
-statutes and law, and those who attempt to enforce
-statutes against a sovereign are in fact breaking
-the very law(s) they are sworn to uphold, and
-Permanent estoppel by default, lawfully bars any
-peace officer, government agent or prosecutor from
-bringing charges against a sovereign, under any Act
-or Statute.
-Therefore - Be it now known that I, ELISE DALAYNA
-GREENE, a sovereign, do hereby state clearly,
-specifically, and unequivocally my intent peacefully and
-lawfully exist, free of all statutory obligations and/or
-restrictions, and do retain/maintain all my rights to
-contract, trade, exchange, barter, communicate and
-travel.
-
-Furthermore - I claim that these actions are not
-outside my community's standards, and that I will,
-in fact and deed, support the collective desire for truth,
-peace, safety and rights to maximum freedom.
-
-Additionally, I claim the right to engage in these
-actions and do further claim that all property held
-by me, in title or equity, is held under claim of
-right.
-
-Additionally, I claim that anyone who interferes
-with my lawful, sovereign activities, after having
-been served this Notice, and who fails to properly
-dispute these claims or make lawful counterclaim as
-described herein, is breaking the law and cannot claim
-as a defense good faith, or color of right or Law. Any
-such transgression(s) will be subject to the fee schedule
-included herein and resolved by a properly convened
-court de jure or a citizens' grand jury.
-
-Additionally, I claim that the Courts in the United
-States are de-facto and are in fact in the profitable
-business of conducting, witnessing and facilitating
-the transactions of security interests. I further
-claim that they require the consent of both parties
-prior to "providing' any such service(s).
-Furthermore, I claim all transactions in the nature
-of security interests require the consent of both
-parties.
-I hereby deny consent to any transaction of a
-security interest, issuing under any Act; for a
-sovereign is not subject to any Act.
-Furthermore, I claim my Fee Schedule for any
-transgressions by peace officers, government
-principals or agents or justice system participants
-is ($200.00/hour) Two Hundred Dollars per hour, or
-any portion thereof if being questioned,
-interrogated or in any way detained, harassed or
-other attempts of regulation, and, ($2000.00/hour)
-Two Thousand Dollars per hour, or any portion
-thereof, if I am arrested, handcuffed, transported,
-incarcerated or subjected to any adjudication
-process without my express written and
-Notarized consent. All fees may be assessed
-retroactively from the "initial point of contact",
-at Declarant's discretion.
-
-Furthermore, I claim the right to use a Notary Public
-to secure payment of assessments uniform with this
-Fee Schedule against any transgressors who, by their
-actions or omissions, trespass on my interests, me
-directly or by proxy in any way.
-If any singular part of this notice and/or
-declaration is determined to be Prohibited by Law,
-or upon introductorily or discovery of additional
-fact or clarification to be in error, deficient or
-contradictory to the general expressed intent of the
-main or Lawful intent, the offending clause, word or
-declaration, in whole or in part, may be modified,
-amended, deleted or rendered Void for accuracy; at
-the discretion of the Declarant. The amended clause
-and all remaining parts continue in full effect and
-capacity as true and correct without controversy or
-claim.
-Furthermore, I claim the right to convene a proper
-court de jure or citizens' grand jury to address any
-potentially criminal actions of any peace officers,
-government principals or agents or justice system
-participants who, having been served notice of this
-claim and fail to dispute or make lawful
-counterclaim, interfere with my sovereign activities
-or, by act or omission, my lawful exercise of
-properly Noticed/claimed and established rights and
-freedoms.
-Furthermore, I claim the right to address, at a time
-and location of my choice, any valid
-counterclaim(s)or dispute(s) publicly, in an open
-forum by discussion and negotiation, and to capture
-on audio/video equipment said discussion and
-negotiation for whatever lawful purpose or use as I
-see fit.
-
-DUTY TO SPEAK
-
-Declarant/Affiant has no record or evidence that the
-recipients are not parties claiming relationship and
-office, therefore having the duty to speak, and
-therefore, lawfully respond, and believes no such
-evidence exists.
-
-Declarant/ Affiant states that parties in receipt of
-this Notice who wish to dispute or rebut claims of
-fact and understanding herein, or make counterclaims
-thereto, must provide rebuttal in written form,
-point by point, verified by certified documentation
-and accompanied by copies of lawful evidence.
-Responses must be signed under oath and or
-attestation written under the signer's
-full commercial capacity and signed under penalty of
-perjury pursuant to 28 U.S.C. Section 1746 stating
-that the facts contained in your rebuttal are true,
-correct and not misleading, mere declarations are
-insufficient. Recipients have the
-lawful duty and obligation to respond as described
-herein to the Notary Acceptor, at the address
-provided below, by registered mail no later than
-thirty days (30)days from the date of receipt as attested
-by a notary certificate of serv ice, PS Form 381 1, or
-verification by electronic signature.
-Non-response/partial response to this Notice is a
-dishonor and disregard of duty thus establishes
-acceptance and agreement as fact by default, thus
-creating a valid and binding contract by tacit
-approval, silence and acquiescence, establishing a
-full and complete acceptance of all claims he rein, and
-creates a permanent and irrevocable estoppel,
-forever barring future counterclaim(s) contemplating
-any claim or declaration he reins, under any Statute
-or Act.
-
-A Notary Public has been used for timely and proper
-Notice as a courtesy to prevent injury to recipients.
-Such use and that of Names or Titles, Government or
-Corporate Codes, Statutes, Acts, citations, case
-rulings or other private corporate regulations is co
-incidental and does not and shall not be deemed an
-election to submit to a foreign jurisdiction, under
-real, imagined or implied consent, or to waive any
-rights, ownership. Interest, title, claim or
-defense(s).
-
-Declarant/Affiant expresses all Notice(s), Claim(s),
-Averment(s) and Understanding(s) herein to be true, -complete and correct to the best of his current
-knowledge and understanding of the material
-presented, with full transparency, in Good Faith and -without Malice, with the sole purpose and inherent
-right to correct the record.

-Date: 23rd day of the fourth month of the year 2021
-Place of claim of rights:
-10730 Barker Cypress Road, Ste. C-1014
-Cypress, Texas Republic near [77433]
-
-All rights reserved U.C.C. 1-207/308

Declarant/Affiant    __________
Authorized Representative U.C.C.1-207/308